[ Janus Letterhead ]

March 9, 2015

VIA EDGAR

Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)
1933 Act File No. 033-63212
1940 Act File No. 811-07736
Post-Effective Amendment No. 71

Dear Ms. Bentzinger:

On behalf of the Registrant and Global Unconstrained Bond Portfolio (the “Portfolio”), this letter is to respond to your comments made by telephone on December 19 and December 23, 2014 with respect to the Registrant’s Post-Effective Amendment No. 71 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 10, 2014. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: The Staff requested that the Registrant update the series and class information on the EDGAR company database of the Portfolio to include ticker symbols for the Portfolio’s share classes.

Response: Ticker symbols will be updated in the Prospectuses and SAIs, as applicable, and on the EDGAR company database of the Portfolio.

Prospectus Comments

3.	Staff Comment: The Staff noted that disclosure in the Prospectus and SAI for the Portfolio’s Institutional Shares states that the Shares are sold under the name “Janus Aspen Series.” The Staff asked the Registrant to explain why Institutional Shares are sold under a different name.

Response: The Registrant has removed the above-referenced disclosure from the Prospectus and SAI for the Portfolio’s Institutional Shares.

4.	Staff Comment: The Staff noted that the Portfolio’s fees and expenses tables were incomplete and requested copies.

Response: The Registrant supplementally provided via e-mail updated fees and expenses tables for the Staff’s review.

5.	Staff Comment: The Staff suggested that the Registrant consider defining the term “duration” in the Principal Investment Strategies section of the Prospectus.

Response: The Registrant notes that the term is defined in the Glossary of Investment Terms at the end of the Prospectus. In addition, the Registrant notes that there is a cross-reference to the Glossary in the General Portfolio Policies section.

6.	Staff Comment: The Staff suggested that the Registrant consider disclosing in the Principal Investment Strategies section that the Portfolio will provide shareholders with 60 days’ notice of any change in its 80% investment policy if such policy is non-fundamental.

Response: The Registrant notes that there is disclosure in the Additional Investment Strategies and General Portfolio Policies section that states that the Portfolio will provide shareholders with 60 days’ notice regarding material changes to the Portfolio’s investment objective or non-fundamental principal investment strategies.

7.	Staff Comment: The Staff noted that the Principal Investment Strategies section of the Prospectus states that the Portfolio may invest at least 80% of its net assets in bonds. The Staff asked the Registrant to consider disclosing any quality and/or maturity parameters applicable to the Portfolio’s investments in bonds.

Response: The Registrant notes that the Principal Investment Strategies section of the Prospectus states that the Portfolio “may invest without limit in high-yield/high-risk bonds” and that the Portfolio will have “significant latitude to pursue opportunities…to create a diversified portfolio of varying maturities.” The Registrant believes that this disclosure is consistent with the unconstrained strategy that the Portfolio pursues. The Registrant also notes that the discussion of High-Yield/High-Risk Bonds in the Additional Investment Strategies and General Portfolio Policies section provides a description of how high-yield/high-risk bonds are classified.

8.	Staff Comment: The Staff asked the Registrant to explain how the use of “global” in the Portfolio’s name is consistent with the Portfolio’s principal investment strategies.

Response: As discussed in a separate correspondence filing dated December 29, 2014, the Registrant believes that the use of the term “global” in the Portfolio’s name is consistent with the Portfolio’s principal investment strategies because, as disclosed, the Portfolio “has significant latitude to pursue opportunities across the fixed-income spectrum to create a diversified portfolio of varying maturities, including moving between sectors or across credit risk, and may have long, short, or negative duration.” This reflects the Portfolio’s global macro investment approach, which provides the flexibility to invest across a broad spectrum of assets depending on market trends, price movements, and the relative strength of the global economy. The Portfolio intends to have exposure to investments that are tied economically to a number of countries throughout the world and has added disclosure to the Principal Investment Strategies section of the Prospectus to clarify the nature of this investment approach.

9.	Staff Comment: The Staff asked the Registrant to confirm whether the Portfolio’s investments in derivatives will be counted toward the Portfolio’s 80% investment policy.

Response: The Registrant confirms that the Portfolio’s investments in derivatives will be counted toward the Portfolio’s 80% investment policy.

10.	Staff Comment: The Staff asked the Registrant to confirm supplementally that if the Portfolio writes/sells credit default swaps, it will segregate the full notional amount of the swaps.

Response: The Registrant confirms that if the Portfolio writes/sells physically settled credit default swaps, it will segregate liquid assets equal to the notional amount of the swap. If the Portfolio writes/sells cash settled credit default swaps, it will segregate liquid assets equal to the recovery value.

11.	Staff Comment: The Staff noted that the Principal Investment Strategies section of the Prospectus states that the Portfolio may invest in interest rate futures. The Staff asked whether the Portfolio’s investments in interest rate futures are limited to Treasury interest rate futures and, if not, requested that the Registrant add additional disclosure regarding the interest rate futures in which the Portfolio may invest.

Response: The Registrant notes that, as discussed in the Prospectus, the Fund may invest in Treasury futures contracts, Eurodollar futures and sovereign bond futures. In addition, the Registrant has enhanced the disclosure in the SAI to indicate that markets for interest rate futures exist for futures on the LIBOR interest rate and the Euro Bund.

12.	Staff Comment: The Staff suggested that the Registrant consider explaining the concept of “short sales” in the Principal Investment Strategies section of the Prospectus or including a cross-reference to the section of the Prospectus where this term is described.

Response: The Registrant notes that there is a description of short sales in the Additional Investment Strategies and General Portfolio Policies section of the Prospectus that provides an explanation of the concept of “short sales.” In addition, the term is defined in the Glossary of Investment Terms at the end of the Prospectus and the Registrant notes that there is a cross-reference to the Glossary in the General Portfolio Policies section.

13.	Staff Comment: With respect to the Portfolio’s use of short sales, the Staff asked the Registrant to confirm that the Portfolio discloses the expenses associated with short sales in the fee table.

Response: The Registrant confirms that, to the extent that the expenses associated with short sales are equal to or exceed 0.01%, such expenses will be included in the fee table.

14.	Staff Comment: The Staff asked the Registrant to include risk disclosure regarding unconstrained investing to the Prospectus.

Response: The Registrant notes that the Management Risk factor in the summary and statutory sections of the Prospectus describes the risks of investing in an actively managed Portfolio, including the risk that the implementation of the Portfolio’s investment process may result in losses.

The Registrant believes that this provides investors with sufficient disclosure concerning the risks of the unconstrained investing approach.

15.	Staff Comment: The Staff requested that the Registrant consider updating the description of the Federal Reserve’s quantitative easing program in the Principal Investment Risks section to describe how the conclusion of this program may affect the fixed-income markets.

Response: The Registrant has updated the disclosure as requested.

16.	Staff Comment: If the Portfolio can invest over 25% of its assets in the sovereign debt of a single country, the Staff asked the Registrant to add disclosure to this effect to the Principal Investment Strategies section of the Prospectus.

Response: The Registrant confirms that the Portfolio does not intend to invest over 25% of its assets in the sovereign debt of a single country.

17.	Staff Comment: The Staff noted that the Sovereign Debt risk factor in the Principal Investment Risks section includes a reference to currency risk. The Staff asked the Registrant to add a risk factor describing currency risk to the Principal Investment Risks section.

Response: The Registrant notes that a Currency Risk factor is included in the Risks of the Portfolio section of the Prospectus.

18.	Staff Comment: The Staff noted that there is disclosure in the Prospectus regarding reverse repurchase agreements and leverage. The Staff asked the Registrant to supplementally explain how the Portfolio’s investments in reverse repurchase agreements and its use of leverage are consistent with the Portfolio’s fundamental investment restriction on borrowing.

Response: The Registrant confirms that its investments in reverse repurchase agreements are consistent with its fundamental investment restriction on borrowing. The Registrant notes that the SAI states that the Portfolio’s investments in reverse repurchase agreements are limited to one-third of its total assets, which aligns with the limits set forth in the fundamental investment restriction on borrowing. Additionally, any future obligation that is created through investments in reverse repurchase agreements would be segregated using unencumbered liquid assets of a fund, thereby limiting the amount of leverage that could be employed. This reflects compliance with borrowing limits and is consistent with the Portfolio’s investment policies and objectives.

19.	Staff Comment: The Staff requested that the Registrant revise the disclosure contained in response to Item 9(b) of Form N-1A to ensure that all principal investment strategies disclosed in response to Item 4(a) are adequately disclosed (e.g., forward foreign currency contracts, government notes and bonds, corporate bonds, convertible bonds, and zero-coupon bonds).

Response: General Instruction C.3(a) of Form N-1A provides that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Accordingly, the Registrant has not included disclosure in Item 9(b) of the Prospectus regarding government notes and bonds, corporate bonds, and convertible bonds because such disclosure is already included pursuant to Item 4(a) of Form N-1A and would otherwise be duplicative. With respect to the Portfolio’s investments in forward foreign currency exchange contracts (defined as “forward currency contracts” in the Prospectus) and zero-coupon bonds, the Registrant notes that disclosure regarding these investments is included in the Glossary of Investment Terms. The Registrant’s presentation in this regard is also consistent with General Instruction C.3(a) to Form N-1A, which allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”

20.	Staff Comment: In the Additional Investment Strategies and General Portfolio Policies section of the Prospectus, the Staff requested that the Registrant distinguish between the Portfolio’s principal and non-principal investment strategies per IM Guidance Update No. 2014-08.

Response: In pursuing an unconstrained strategy, the Portfolio invests in a wide variety of securities, and the composition of its investment portfolio changes periodically. It is therefore necessary that the disclosure in the Additional Investment Strategies and General Portfolio Policies section cover the Portfolio’s principal investment strategies and any other strategies reasonably anticipated to be borne by the Portfolio at any point in time. To the extent that further differentiation between the Portfolio’s principal and non-principal investment strategies is needed, the Registrant notes that the Portfolio’s principal investment strategies are set forth in the Principal Investment Strategies section of the Prospectus.

21.	Staff Comment: In the Additional Investment Strategies and General Portfolio Policies section, the Staff asked the Registrant to consider disclosing the lowest quality of high-yield/high-risk bonds in which the Portfolio may invest, including whether such investments may include defaulted securities.

Response: The Registrant notes that “junk” bonds are further defined in the Principal Investment Risks section to include bonds rated below investment grade by the primary rating agencies such as Standard & Poor’s Ratings Services, Fitch, Inc., and Moody’s Investors Services, Inc., or unrated bonds of similar quality. Additionally, the Explanation of Ratings Categories section in the Prospectus identifies that below investment grade securities could include those in default.

22.	Staff Comment: In reference to the discussion of Swap Agreements in the Additional Investment Strategies and General Portfolio Policies section of the Prospectus, the Staff noted that the disclosure indicates that the Portfolio may invest in total return swaps. The Staff stated that, to the extent the Portfolio invests in such swaps, it must set aside an appropriate amount of segregated assets, as described in Investment Company Act Release No. 10666.

Response: The Staff’s comment with respect to ICA Release No. 10666 is noted.

23.	Staff Comment: The Staff requested that the Registrant revise the disclosure contained in response to Item 9(c) of Form N-1A to ensure that all principal investment risks disclosed in response to Item 4(b) are adequately disclosed (e.g., Short Sales risk, Equity risk, Portfolio Turnover risk, Securities Lending risk).

Response: The Registrant has reviewed the disclosure and made any applicable changes.

24.	Staff Comment: In the Large Shareholder Redemptions risk factor, the Staff asked the Registrant to consider removing the discussion of how large redemptions may accelerate the realization of taxable income since Portfolio shares are offered through variable annuity contracts.

Response: The Registrant has made the requested change.

25.	Staff Comment: The Staff asked the Registrant to consider incorporating the concept of sensitivity to interest rates into the description of duration in the Glossary of Investment Terms.

Response: The Registrant has made the requested change.

26.	Staff Comment: The Staff asked the Registrant to consider adding an example illustrating how duration impacts the Portfolio in the description of duration in the Glossary of Investment Terms.

Response: The Registrant has made the requested change.

Statement of Additional Information Comments

27.	Staff Comment: The Staff asked the Registrant to confirm supplementally that the Portfolio will “look through” to the securities held by underlying investment companies to ensure that the Portfolio is in compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Registrant confirms that if the Portfolio holds securities of underlying investment companies and they are deemed concentrated in a specific industry, it will “look through” to the securities held by such underlying investment companies, to the extent possible, to determine whether the Portfolio is in compliance with its fundamental investment policy relating to its concentration of investments.

28.	Staff Comment: The Staff noted that the Portfolio’s fundamental investment restriction regarding lending securities includes carve-outs for debt securities or loans. The Staff requested that the Registrant explain the legal basis for these carve-outs.

Response: The above-referenced carve-outs are intended to clarify that the one-third limitation set forth in its fundamental investment restriction regarding lending securities was intended for the Portfolio lending its securities under a securities lending program and does not apply to the Portfolio’s investments in debt securities or loans, which could be considered a form of lending securities.

29.	Staff Comment: The Staff noted that the SAI states that the Portfolio “will normally limit its investments in emerging markets countries to 50% of its net assets.” The Staff requested that the Registrant add disclosure to the Prospectus and SAI regarding under what circumstances the Portfolio may invest in excess of 50% of its net assets in emerging markets countries.

Response: The disclosure indicates that the limit will “normally” be applied. The Registrant notes that market conditions or other events may impact the percentage of the Portfolio’s assets that are invested in emerging markets. The Registrant will consider expanded disclosure in future filings relating to the Portfolio’s investments in emerging markets.

30.	Staff Comment: The Staff asked the Registrant to disclose the manner in which its assets will be segregated in transactions where the Portfolio uses leverage (e.g., full notional amount or marked-to-market).

Response: The disclosure in the SAI regarding the Portfolio’s use of leverage accurately describes the manner in which its assets will be segregated.

31.	Staff Comment: The Staff asked the Registrant to add disclosure to the SAI describing the Registrant’s policies and procedures with respect to the receipt of compensation or other consideration by Janus Capital or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Response: The Registrant has added the disclosure as requested.

32.	Staff Comment: The Staff asked the Registrant to add disclosure to the SAI describing the Registrant’s procedures to ensure that the disclosure of information about Portfolio securities is in the best interests of shareholders, including procedures to address conflicts between the interests of shareholders and those of Janus Capital. See Item 16(f)(1)(vi) of Form N-1A.

Response: The disclosure in the SAI currently reflects the procedures of the Registrant, as adopted. As described in the SAI, the Registrant’s procedures are designed to be in the best interests of the Portfolio and to protect the confidentiality of the Portfolio’s holdings. Janus Capital’s Chief Compliance Officer or Ethics Committee must make a good faith determination that a Janus fund has a legitimate business purpose for any non-public disclosure of portfolio holdings. Further, any waiver or exception to such procedures must be in the best interest of the Janus funds and consistent with federal securities laws and applicable fiduciary duties.

33.	Staff Comment: The Staff asked the Registrant to add the required disclosure under Item 25(a)(2) under Form N-1A to the SAI.

Response: The Registrant has added the disclosure as requested.

34.	Staff Comment: The Staff noted that the disclosure in the Purchases section of the SAI states that “Purchase orders are deemed received by the Portfolio when authorized organizations, their agents, or affiliates receive the order provided that such designated organizations or their agents or affiliates transmit the order to the Portfolio within contractually specified periods.” The Staff asked the Registrant to explain how this disclosure is consistent with Rule 22c-1 under the Investment Company Act of 1940, as amended.

Response: As discussed in a separate correspondence filing dated December 29, 2014, the Registrant believes that the above-referenced disclosure is consistent with Rule 22c-1 because it reflects the terms of the contract that Janus Capital Management LLC enters into with all intermediaries authorized to accept and transmit orders for the Portfolio. This contract specifically requires the intermediary to comply with Rule 22c-1 by, among other things, certifying that all orders delivered to Janus Services LLC (the Portfolio’s transfer agent) have been received by the intermediary by the close of trading on each business day (or, if received after the close of trading on any business day, will be transmitted to Janus Services LLC on the next business day). Further, the contract sets forth specified times by which the intermediary must transmit orders to Janus Services LLC to ensure that Portfolio shares are sold at the net asset value computed after the receipt of such order.

35.	Staff Comment: The Staff requested that the Registrant clarify the disclosure required under Item 17(b)(4)(i) of Form N-1A regarding Trustee ownership of Portfolio shares.

Response: The Registrant has made the requested change.

36.

Staff Comment: The Staff noted that the information required by Item 17(b)(5) of Form N-1A relating to the ownership of securities issued by the Portfolio’s investment adviser, principal underwriter, and certain of their affiliates by the Independent Trustees and immediate family members is not included in the SAI. The Staff asked the Registrant to explain the omission supplementally or revise the SAI accordingly.

Response: The Registrant notes that Item 17(b)(5) of Form N-1A requires disclosure of certain information when an independent director of a fund or an independent director’s immediate family member (as defined in Form N-1A) owns securities issued by an investment adviser or principal underwriter of the fund or an entity directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the fund. Since there is no such ownership, there is no such disclosure to include.

37.	Staff Comment: The Staff requested that the Registrant clarify the disclosure required under Item 20(c) of Form N-1A regarding portfolio manager ownership of Portfolio shares.

Response: The Registrant has made the requested change.

Other Comments

38.	Staff Comment: The Staff asked the Registrant to confirm that all omitted, blank, bracketed or otherwise missing information would be included in the Registrant’s next Post-Effective Amendment filing.

Response: The Registrant so confirms.

39.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.
Richard C. Noyes, Esq.
Donna Brungardt